CNB CORPORATION
BOARD OF DIRECTORS

James W. Barnette, Jr.   R. Phil Hucks

William R. Benson   Edward T. Kelaher

Harold G. Cushman   George F. Sasser

H. Buck Cutts   Howard B. Smith, III

W. Jennings Duncan

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan . . . . Interim President
L. Ford Sanders, II. . . . . . . Interim Executive Vice President
William R. Benson . . . . Senior Vice President
Marion E. Freeman, Jr.. . . . . Senior Vice President
Phillip H. Thomas . . . . Senior Vice President
W.G. Holt, Jr.. . . . . Vice President
M. Terry Hyman . . . . Vice President
Raymond Meeks . . . . Vice President
A. Mitchell Godwin . . . . Vice President
Jackie C. Stevens . . . . Vice President
Betty M. Graham . . . . Vice President
Ernest J. Lareau. . . . . Vice President
F. Timothy Howell . . . . Vice President
E. Wayne Suggs . . . . Vice President
Janice C. Simmons . . . . Vice President
Patricia C. Catoe . . . . Vice President
W. Michael Altman . . . . Vice President
Boyd W. Gainey, Jr.. . . . . Vice President
William C. Purvis . . . . Vice President
Bryan T. Huggins . . . . Assistant Vice President
Gail S. Sansbury. . . . . Assistant Vice President
Ray Wells . . . . Assistant Vice President
W. Page Ambrose . . . . Assistant Vice President
Roger L. Sweatt . . . . Assistant Vice President
L. Kay Benton. . . . . Assistant Vice President
Virginia B. Hucks . . . . Assistant Vice President
Timothy L. Phillips . . . . Assistant Vice President
Helen A. Johnson . . . . Assistant Vice President
Elaine H. Hughes . . . . Assistant Vice President
Gwynn D. Branton . . . . Assistant Vice President
Tammy S. Scarberry. . . . . Assistant Vice President
D. Scott Hucks . . . . Assistant Vice President
Sherry S. Sawyer . . . . Banking Officer
Rebecca G. Singleton. . . . . Banking Officer
Josephine C. Fogle. . . . . Banking Officer
Jeffrey P. Singleton. . . . . Banking Officer
Debra B. Johnston . . . . Banking Officer
Freeman R. Holmes Jr.. . . . . Banking Officer
Doris B. Gasque . . . . Banking Officer
Carlton A. Terry . . . . Banking Officer
James A. Hansen III . . . . Banking Officer
Jennie L. Hyman. . . . . Banking Officer
Marsha S. Jordan . . . . Banking Officer
Sylvia G. Dorman . . . . Banking Officer
Marcie T. Shannon . . . . Banking Officer
Caroline P. Juretic . . . . Banking Officer
Sheila A. Graham . . . . Banking Officer
John H. Sawyer, Jr . . . . Banking Officer
Nicole Scalise . . . . Banking Officer
Janet F. Carter . . . . Banking Officer
Dawn L. DePencier. . . . . Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Conway National experienced solid financial performance in the first half of 2006. However, net income for the six-month period ended June 30, 2006, totaled $4,538,000, down 3.5% from $4,705,000 for the same period in 2005. The decline in income is attributable, in part, to the approximate $210,000 in direct expenses associated with the proxy contest during the period. On a dividend-adjusted per share basis, earnings fell from $5.97 for the first half of 2005 to $5.76 in 2006.

As of June 30, 2006, total assets were $821,504,000, an increase of 13.9% over June 30, 2005; total deposits amounted to $682,869,000, an increase of 10.9% over the previous year; loans totalled $557,578,000, an increase of 23.4% from 2005; and investment securities were $182,919,000, a decrease of 7.7% from the prior year. Stockholders' equity totalled $74,575,000 at June 30, 2006, resulting in a book value of $94.61 per share.

Net income for the six-month period ending June 30, 2006 of $4,538,000 represents an annualized return on the average assets of 1.15% and an annualized return on the average stockholders' equity of 12.49% which are lower than the previous mid-year's 1.34% and 13.66% annualized returns, respectively. Bank earnings are primarily the result of the Bank's net interest income which increased 10.4% from $13,762,000 for the six-month period ending June 30, 2006, to $15,192,000 for the six-month period ending June 30, 2006. Other factors which affect earnings include the provision for possible loan losses, other expense and other income. The provision for possible loan losses increased from $535,000 during the first half of 2005 to $650,000 during the first half in 2006 due, primarily, to growth in loan outstandings. The allowance for loan losses as a percentage of net loans, declined from 1.26% at June 30, 2005, to 1.16% at June 30, 2006. Other expenses increased 16.0% from $9,403,000 to $10,912,000 and other income increased 2.3% from $3,175,000 to $3,249,000 during the same period. In addition to the above mentioned proxy contest related expenses, non-interest expenses have increased due to additional staffing, increased compensation, and fixed asset expenditures. Non-interest income growth slowed due to lower service charge revenue on deposit accounts substantially offset by increased loan fee income.

Conway National maintained solid earnings for the first half of 2006 despite the unique circumstances we have experienced during the past twelve months, and as the unusual growth in the local and national economy begins to level. As the banking industry continues to move away from a paper-based payment system, electronic banking services remain a primary product offering. We recently eliminated the per item charge associated with debit card transactions in accordance with our commitment to customer service, as well as to support our competitive position in the market place. The first floor renovation of the operations and administration building has been completed and is now occupied by various departments. Renovations to the second and third floors of this facility will continue through the remainder of 2006 and 2007. Our North Conway office opened on July 17, 2006, and has been well received.

We are very appreciative of your substantial support during the past twelve months; and with your continued support, we will strive to build on our foundation of customer service as we serve as your community bank for many years to come.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK



FINANCIAL REPORT

JUNE 30, 2006

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY

Conway, South Carolina

CONSOLIDATED BALANCE SHEET

(Unaudited)

ASSETS:	June 30, 2006	June 30, 2005
Cash and due from banks	$ 32,732,000	$ 31,047,000
Investment securities:		
Obligations of United States government agencies and corporations	160.885,000	174,964,000
Obligations of states and political subdivisions	18,880,000	21,450,000
Other securities	3,154,000	1,790,000
Total investment securities	182,919,000	198,204,000
Federal funds sold and securities purchased under agreement to resell	19,000,000	16,000,000
Loans	557,578,000	451,732,000
Less allowance for loan losses	(6,394,000)	(5,602,000)
Net loans	551,184,000	446,130,000
Bank premises and equipment	21,259,000	17,972,000
Other assets	14,410,000	11,717,000
Total assets	$ 821,504,000	$ 721,070,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 146,388,000	$ 134,109,000
Interest-bearing	536,481,000	481,406,000
Total deposits	682,869,000	615,515,000
Federal funds purchased and securities sold under agreement to repurchase	32,676,000	28,746,000
Other short-term borrowings	25,187,000	1,234,000
Other liabilities	6,197,000	4,725,000
Total Liabilities	746,929,000	650,220,000
Stockholders' Equity:		
Common stock, par value $10.00 per share:		
Authorized 1,500,000; issued 789,774 in 2005 and 2006	7,898,000	7,898,000
Surplus	43,547,000	43,543,000
Undivided profits	25,631,000	20,265,000
Net unrealized holding gains (losses) on available-for-sale securities	(2,282,000)	(678,000)
Less treasury stock	(219,000)	(178,000)
Total stockholders' equity	$ 74,575,000	$ 70,850,000
Total liabilities and stockholders' equity	$ 821,504,000	$ 721,070,000

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

	Six Months Ended	
INTEREST INCOME:	June 30, 2006	June 30, 2005
Interest and fees on loans	$ 19,327,000	$ 14,105,000
Interest on investment securities:		
Taxable investment securities	2,909,000	3,303,000
Tax-exempt investment securities	404,000	447,000
Other securities	41,000	38,000
Interest on federal funds sold and securities purchased under agreement to resell	502,000	248,000
Total interest income	23,183,000	18,141,000
INTEREST EXPENSE:		
Interest on deposits	7,374,000	4,088,000
Interest on federal funds purchased and securities sold under agreement to repurchase	521,000	266,000
Interest on other short-term borrowings	96,000	25,000
Total interest expense	7,991,000	4,379,000
Net interest income	15,192,000	13,762,000
Provision for loan losses	650,000	535,000
Net interest income after provision for loan losses	14,542,000	13,227,000
Other income:		
Service charges on deposit accounts	1,654,000	1,700,000
Gains/(losses) on securities	(6,000)	2,000
Other operating income	1,601,000	1,473,000
Total other income	3,249,000	3,175,000
Other expenses:		
Salaries and employee benefits	6,788,000	6,029,000
Occupancy expense	1,612,000	1,336,000
Other operating expenses	2,512,000	2,038,000
Total other expenses	10,912,000	9,403,000
Income before income taxes	6,879,000	6,999,000
Income tax provision	2,341,000	2,294,000
Net Income	$ 4,538,000	$ 4,705,000
Per share:		
Net income per weighted average shares outstanding	$ 5.76	$ 5.97
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 94.61	$ 89.86
Weighted average number of shares outstanding	788,443	788,538
Actual number of shares outstanding	788,216	788,427

Member Federal Reserve System • Member FDIC